Exhibit 99.28

Millennial Esports Announces Filing of Financial Statements and Lifting of Cease Trade Order

TORONTO, April 15, 2019 — Millennial Esports Corp. (“Millennial” or the “Company”, TSX VENTURE: GAME, OTCQB: MLLLF) announced today that it filed its fiscal year ended August 31, 2018 audit and first quarter 2019 financial statements on April 8, 2019. As a result, the Cease Trade Order placed on Millennial on January 7, 2019 by the Ontario Securities Commission was lifted on April 9. Millennial also submitted its TSX Venture reinstatement application and, as per the April 12 re-instatement bulletin issued by the Exchange, has received confirmation that its shares will resume trading at the market open on April 16.

“With our industry leading automotive and esports-racing content, analytics measurement, and publishing capabilities, combined with a new group of leaders recently appointed to our Board who have esports and capital markets experience, we are now ready to deliver on our vision to fuse esports and professional motorsport through new platforms,” said Millennial Esports CEO Steve Shoemaker.

About Millennial Esports Corp.

Millennial Esports Corp. (MEC) is a vertically integrated mobile gaming publisher leading a revolution to fuse esports racing and professional motorsport through a global competition model. MEC is utilizing its gaming franchises and intellectual property (IP) to engage millions of new players. Combined with its virtual and live tournament platforms, gaming analytics capability, and motorsport IP - including World’s Fastest Gamer - MEC is uniquely positioned to deliver on its vision to fuse esports and professional motorsport through new platforms.

Investor Contacts:

Stephen Shoemaker	Manish Grigo
CEO	Investor Relations
424-256-8570	416.569.3292
steve.shoemaker@millennialesports.com	manish.grigo@millennialesports.com

Media Contact:

Gavin Davidson

Media Relations

416.524.5479

gavin.davidson@gmail.com

Cautionary Statements

This press release contains “forward-looking information” within the meaning of applicable securities laws. All statements contained herein that are not clearly historical in nature may constitute forward-looking information. In some cases, forward- looking information can be identified by words or phrases such as “may”, “will”, “expect”, “likely”, “should”, “would”, “plan”, “anticipate”, “intend”, “potential”, “proposed”, “estimate”, “believe” or the negative of these terms, or other similar words, expressions and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy.

By their nature, forward-looking information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of factors, including known and unknown risks, many of which are beyond our control, could cause actual results to differ materially from the forward-looking information in this press release. Such factors include, but are not limited to: investing in target companies or projects which have limited or no operating history; limited operating history; reliance on management; requirements for additional financing; and competition. Additional risk factors can also be found in the Company’s current MD&A and annual information form, both of which have been filed on SEDAR and can be accessed at www.sedar.com.

Readers are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking information. The forward-looking information contained herein is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made. The Company undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.